Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest	$16,965	$13,170	$11,114	$11,344	$13,675	$13,834
Interest applicable to rentals	593	751	743	670	564	534

Total fixed charges, as defined	17,558	13,921	11,857	12,014	14,239	14,368

Preferred dividends, as defined (a)	1,454	1,177	1,569	1,569	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$19,012	$15,098	$13,426	$13,583	$15,808	$15,937

Earnings as defined:

Net Income	$30,479	$31,114	$35,976	$17,065	$11,683	$18,670
Add:
Provision for income taxes:
Total	15,346	16,601	15,862	7,240	1,619	5,719
Fixed charges as above	17,558	13,921	11,857	12,014	14,239	14,368

Total earnings, as defined	$63,383	$61,636	$63,695	$36,319	$27,541	$38,757

Ratio of earnings to fixed charges, as defined (b)	3.61	4.43	5.37	3.02	1.93	2.70

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.33	4.08	4.74	2.67	1.74	2.43

_________________
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.